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Individual Horse Past Performances – Lifetime: Max Player

Max Player

Own: Hall George E

Dk. b or b. c. 3 (Apr)
Sire: Honor Code (A.P. Indy) $30,000
Dam: Fools in Love (Not For Love)
Br: K & G Stables (Ky)
Tr: Rice Linda

Life	3	2	1	0	$173,500	86	**D.Fst**	2	1	1	0	$146,500	86
2020	1	1	0	0	$137,500	86	**Wet(411*)**	1	1	0	0	$27,000	72
2019	2	1	1	0	$36,000	72	**Synth**	0	0	0	0	$0	–
							Turf(290)	0	0	0	0	$0	–

1Feb20–8Aqu	fst	1⅛	49	1:13^4	1:40^1	1:53^4	Withers-G3	**86**	3/8	6$^{3\frac{1}{4}}$	5$^{1\frac{3}{4}}$	6^3	3$^{\frac{1}{2}}$	1$^{3\frac{1}{4}}$	Davis D	**L**118b	5.40	78–25	Max Player118$^{3\frac{1}{4}}$ Shotski123$^{\frac{1}{2}}$ Portos118$^{\frac{1}{2}}$	5-4w pursuit, edged cl
17Dec19–3Prx	sly^S	1	24^1	:48^4	1:14^4	1:40^4	Md Sp Wt 48k	**72**	3/6	5^3	5^3	2^{hd}	1^1	1$^{4\frac{1}{4}}$	Rodriguez A R	**L**119b	*1.00	75–30	MaxPlyer119$^{4\frac{1}{4}}$ IrishCork119$^{5\frac{3}{4}}$ ViolentTurbulence119$^{5\frac{1}{2}}$	4w bid turn, drew clr
12Nov19–5Prx	fst	1	24	:49^3	1:15^4	1:43^2	Md Sp Wt 45k	**67**	7/7	6$^{8\frac{1}{2}}$	6^{11}	4^7	2$^{3\frac{1}{2}}$	2$^{\frac{1}{2}}$	Rodriguez A R	**L**119	5.50	61–43	Ashraq119$^{\frac{1}{2}}$ Max Player119$^{4\frac{1}{2}}$ Violent Turbulence119^6	Finished well

WORKS: Jan24 **Bel tr.t 5f fst 1:02^4 B** *7/16* Jan16 **Bel tr.t 5f fst 1:03^3 B** *11/17* Jan6 **Bel tr.t 4f fst :50^3 B** *72/130* Dec7 **Prx 5f fst 1:01^2 B** *4/24*